Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:        General Motors Corporation

Commission File No.: 001-00043

[The remainder of this document is an English translation of an Italian language document]

General Motors Corporation - Public Exchange Offer in Italy

Information of the amount of old notes tendered through Italian custodians

Release pursuant to Article 41, paragraph 2, letter (c) of CONSOB Regulation 11971/1999

Detroit, May 15, 2009. Reference is made to the public exchange offers and consent solicitations made by General Motors Corporation (“GM”) in Italy (the “Offer”) approved by CONSOB on May 5, 2009 pursuant to Article 102, paragraph 1, of Legislative Decree 58/1998.

The following information is made public pursuant Article 41, paragraph 2, letter (c) of CONSOB Regulation 11971/1999.

By “nominal amount tendered in Italy” reference is made to the nominal amount of old notes tendered by / through participants to the Clearing Systems based in Italy. No independent verification has been made as to the place of residence of the beneficial owners of old notes. Series of old notes of which GM believes there is no or nominal holding by Italian investors have been excluded.

The information is not final and it is subject to change as (i) holders can revoke their tenders up to the expiration of the Withdrawal Deadline; (ii) GM has the right to terminate the exchange offers and (iii) the exchange offers are subject to certain conditions, all as described in the prospectus dated April 27, 2009, as supplemented, relating to the exchange offers (the “European Prospectus”). Moreover, the information is based solely on data provided by the relevant Clearing System, which has not been otherwise verified.

CUSIP / ISIN	Series of old notes	Nominal amount tendered in Italy in the week 6-13 May 2009	Nominal amount tendered in Italy since the beginning of the Offer (i.e. 6 May 2009)
U.S. Dollar Denominated GM Old Notes
370442BB0	7.20% Notes due January 15, 2011	$0	$0
370442BS3	7.125% Senior Notes due July 15, 2013	$0	$0
370442BW4	8.25% Senior Debentures due July 15, 2023	$0	$0
370442BT1	8.375% Senior Debentures due July 15, 2033	$0	$0
370442BQ7	7.375% Senior Notes due May 23, 2048	$0	$0
Euro Denominated GM Old Notes
XS0171942757	7.25% Notes due July 3, 2013	€100,000	€100,000
XS0171943649	8.375% Notes due July 5, 2033	€100,000	€100,000

Offer Period

The Withdrawal Deadline and Expiration Date for the exchange offers and consent solicitations are 11:59 p.m., New York City time, on May 26, 2009, unless extended by GM.

Italian Offer Documentation

The exchange offers and consent solicitations are being made to holders of GM’s outstanding unsecured notes upon the terms and subject to the conditions set forth in the European prospectus dated April 27, 2009 (as amended and supplemented), including any documents incorporated by reference into the European prospectus, as approved by the UKLA on April 27, 2009, as competent authority under EU Directive 2003/71/EC and the Registration Statement on Form S-4 dated April 27, 2009 (as amended and/or supplemented), which includes a combined prospectus and proxy statement and information in accordance with the disclosure requirements of the tender offer rules of the Securities and Exchange Commission (“SEC”), and the related letter of transmittal (or form of electronic instruction notice, in the case of notes held through Euroclear or Clearstream), as also reflected in the Tender Offer Statement on Schedule TO dated and filed with the SEC on April 27, 2009 (as amended and/or supplemented), as each may be amended from time to time (collectively the “US Exchange Offer Documents”). GM strongly encourages you to carefully read the European prospectus (as amended and supplemented) and the documents relating to the exchange offers and consent solicitations that have been filed (or will be filed) with the SEC, because they contain important information regarding the proposed transaction.

Noteholders in Italy may access the European prospectus for free at GM’s website for the exchange offers at www.gm.com/corporate/investor_information. Noteholders can access free copies of the US Exchange Offer Documents at the SEC’s website (at www.sec.gov).

Any requests for copies of the Italian offer documentation or related materials should be directed to the Solicitation and Information Agent at the contact information set forth at the end of this press release. Holders may contact the Exchange Agent and Solicitation and Information Agent or the Luxembourg Exchange Agent for assistance in answering questions concerning the terms of the exchange offers and consent solicitations at the respective addresses set forth below.

GM and its directors and executive officers and other members of management and employees may be deemed participants in the solicitation of proxies with respect to the consent solicitations. Information regarding the interests of these directors and executive officers in the consent solicitations is included in the documents described above. Additional information, including information regarding GM’s directors and executive officers, is available in GM’s Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009 and can be obtained without charge at www.sec.gov.__________________

The Exchange Agent and Solicitation and Information Agent for the exchange offers is:

D. F. King (Europe) Limited One Ropemaker Street London EC2Y 9HT, UK Banks and Brokers call: +44 20 7920 9700 All others call toll free: 00 800 5464 5464 Email: gm@dfking.com	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Banks and Brokers call: (212) 269-5550 All others call toll free: (800) 769-7666 Email: gm@dfking.com

The Luxembourg Exchange Agent for the exchange offers is:

Deutsche Bank Luxembourg, S.A. 2, Bld Konrad Adenauer L-1115 Luxembourg Email: xchange.offer@db.com

Questions, requests for assistance and request for copies of the European Prospectus may be directed to the Solicitation and Information Agent at its addresses listed above.

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